DIGITAL HEALTH ACQUISITION CORP.

980 N. Federal Hwy #304

Boca Raton, FL 33432

November 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Health Acquisition Corp.
Registration Statement on Form S-1
File Number 333-260232

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Digital Health Acquisition Corp. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-2602362) be accelerated to 4:30 p.m., Eastern Time, on Wednesday November 3, 2021, or as soon as practicable thereafter.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501 with any questions you may have regarding this request. In addition, please notify Mr. Poletti by telephone when this request for acceleration has been granted.

Respectfully,

DIGITAL HEALTH ACQUISITION CORP.

By:	/s/ Scott Wolf
Name:	Scott Wolf
Title:	Chief Executive Officer

cc:	Manatt, Phelps & Phillips, LLP